SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission file number 1-9810.

A.	Full title of the plan:

Owens & Minor 401(k) Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Owens & Minor, Inc.

4800 Cox Road

Glen Allen, Virginia 23060

OWENS & MINOR, INC.

401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

The Board of Directors

Owens & Minor, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Owens & Minor 401(k) Savings and Retirement Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP

Richmond, Virginia

June 17, 2005

OWENS & MINOR, INC.

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Investments at fair value:
Mutual funds	$62,040,370	41,403,615
Common collective trust funds	19,936,951	30,631,493
Common stock	6,646,148	4,809,333
Participant loans	3,233,599	2,754,410
Cash equivalents	156,363	65,456

Total investments	92,013,431	79,664,307

Receivables:
Participant contributions	247,395	243,611
Employer contributions	1,553,233	1,421,964
Dividends and interest	238	10,059

Total receivables	1,800,866	1,675,634

Assets available for benefits	93,814,297	81,339,941
Liabilities:
Administrative expenses payable	2,579	—

Net assets available for benefits	$93,811,718	81,339,941

See accompanying notes to financial statements.

OWENS & MINOR, INC.

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
Additions to assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,998,270	10,723,078
Interest	174,235	164,421
Dividends	1,048,289	461,852

	6,220,794	11,349,351

Contributions:
Employer	3,437,383	3,529,934
Participant	7,452,077	5,873,770

	10,889,460	9,403,704

Total additions	17,110,254	20,753,055

Deductions from assets attributed to:
Benefits paid to participants	4,614,452	4,404,834
Administrative expenses	24,025	26,100

Total deductions	4,638,477	4,430,934

Net increase	12,471,777	16,322,121
Net assets available for benefits:
Beginning of year	81,339,941	65,017,820

End of year	$93,811,718	81,339,941

See accompanying notes to financial statements.

OWENS & MINOR, INC.

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Summary of Significant Provisions of the Plan

The following brief description of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

(a)	General

The Plan is a defined contribution plan that is available to substantially all full-time and certain part-time teammates of Owens & Minor, Inc. (the Employer) who have completed one month of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

The Plan allows participants to contribute up to 50% of their eligible compensation, with the Employer matching 50% of the first 6% of compensation that a participant contributes to the Plan. Also under the Plan, the Employer contributes 1% of compensation (subject to certain limitations as defined in the plan document) to each participant actually employed on the last day of the plan year who has worked at least 1,000 hours during the year. The Employer may increase or decrease its contributions by providing notice of the change to the participants no later than 90 days prior to the beginning of the plan year in which the change will take effect.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution and an allocation of earnings thereon. Allocations are based on account balances as defined by the Plan. Forfeited balances of terminated participants’ nonvested accounts are used to reduce current year employer contributions. Employer contributions were reduced by approximately $602,094 and $50,300 from forfeited nonvested accounts in 2004 and 2003, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Investment Options

Participants in the Plan currently have 19 investment options available to them with respect to how their participant and employer contributions are invested. Participants can elect to have contributions allocated in 1% increments to the following funds or investment funds: Owens & Minor, Inc. common stock fund, one collective trust fund, and seventeen mutual funds. These options provide for a range of investment objectives, including growth, growth and income, and income and capital stability. Investment in the Owens & Minor, Inc. common stock fund is limited to 20% of the employee’s account balance.

(e)	Vesting and Withdrawals

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective January 1, 2004, employer matching contributions and the earnings on those contributions are immediately vested, provided that the participant performs at least one hour of service on or after January 1, 2005. Prior to January 1, 2004, employer matching contributions and the earnings on those contributions vested after one year of credited service. Employer 1% contributions are fully vested after five years of credited service. The Plan allows certain terminated participants to become 100% vested in their account.

OWENS & MINOR, INC.

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account or payment in annual installments not to extend past the lives or life expectancies of the participant and spouse as determined in accordance with Internal Revenue Code (IRC) Section 401(a)(9)(A). In the case of hardship, a participant may apply for a distribution as described in the Plan agreement.

(f)	Participant Loans

Participants may borrow from their vested interests in the Plan for a minimum of $1,000 and a maximum of 50% of their vested balance or $50,000, whichever is less.

A loan’s term may not exceed five years or 15 years if the proceeds are used exclusively to purchase a principal residence. The interest rate charged is the Prime Rate plus 1%.

(g)	Interfund Transfers

Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund liquidated and transferred to any of the other available investment funds in 1% increments.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit distributions, which are recorded when paid. Contributions to the Plan and interest and dividend income are recognized as earned; administrative expenses are recognized when incurred; and realized gains and losses and unrealized appreciation and depreciation of investments are recognized as they occur.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investments

The Plan’s investments are stated at fair value. The values of investments stated at fair value are determined based upon quoted market prices, except for participant loans receivable, which are valued at cost, which approximates fair value. Purchases and sales are recorded on

OWENS & MINOR, INC.

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

a settlement date basis. The recording of these transactions on a trade date basis would not have a material impact on the accompanying financial statements. Cost of investments sold is determined on the first-in, first-out (FIFO) method. The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(d)	Administrative Expenses

Substantially all of the administrative expenses are paid by the Plan.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s assets:

	December 31,
Description	2004	2003
Mutual funds:
Fidelity Contrafund, 565,679 units	$32,096,630	—
AXP New Dimensions Fund, 989,973 units	—	23,640,563
PIMCO Total Return II, 482,443 units and 460,142 units, respectively	4,891,968	4,748,662
Ranier Small-Mid Cap Equity Fund, 162,551 units	4,720,469	—
AXP Blue Chip Advantage Fund, 530,877 units	—	4,162,078

Common collective trust funds:
Fidelity Managed Income Portfolio, 19,936,951 units	19,936,951	—
American Express Trust Income Medium-Term Horizon Fund, 258,550 units	—	5,975,613
American Express Trust Income II Fund, 823,059 units	—	19,617,620

Common stock:
Owens & Minor, Inc., 235,930 and 219,504 shares, respectively	6,646,148	4,809,333

During 2004 and 2003, the Plan’s investments (including investments bought, sold, as well as held during these years) appreciated in value as follows:

	2004	2003
Mutual funds	$2,832,317	7,183,910
Common collective trust funds	723,791	2,391,933
Common stock	1,442,162	1,147,235

	$4,998,270	10,723,078

OWENS & MINOR, INC.

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(4)	Federal Income Taxes

In a determination letter dated October 15, 2002, the Internal Revenue Service (IRS) has ruled that the Plan is a qualified trust under Sections 401(a) and 401(k) of the IRC and is exempt from taxation under the provisions of Section 501(a). The letter states that the Plan complies in form with the series of tax law changes collectively referred to as GUST. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes that the Plan has been operated in accordance with applicable requirements of the IRC.

Under present federal income tax laws and regulations, participants will not be taxed on employer contributions allocated to their accounts or on investment earnings on such contributions or investment earnings on their own contributions at the time such contributions and investment earnings are received by the trustee under the Plan; but they may be subject to tax thereon at such time as they receive actual distributions from the Plan. Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capital gains realized by it or any unrealized appreciation on investments.

(5)	Related Party Transactions

The Plan owned 235,930 shares of Owens & Minor, Inc. common stock as of December 31, 2004, with a cost basis of $3,323,785 and a fair value of $6,646,148. During 2004, 22,906 shares of Owens & Minor, Inc. common stock were purchased at a total cost of $570,869 and 6,480 shares, with a cost basis of $83,703, were sold for $176,215.

As of December 31, 2003, the Plan owned 219,504 shares of Owens & Minor, Inc. common stock, with a cost basis of $2,836,619 and a fair value of $4,809,333. During 2003, 20,399 shares of Owens & Minor, Inc. common stock were purchased at a total cost of $395,087 and 2,833 shares, with a cost basis of $30,303, were sold for $49,029. Because Owens & Minor is the plan sponsor, the transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of common collective and mutual funds managed by American Express Trust Company (American Express) and Fidelity Investments (Fidelity). American Express was the trustee until September 30, 2004, and Fidelity became the trustee effective October 1, 2004, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $5,536 and $3,628 for the years ended December 31, 2004 and 2003, respectively.

OWENS & MINOR, INC.

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(6)	Reconciliation to Form 5500

Net assets available for benefits in the Form 5500 for the Plan include a reduction in net assets for deemed distributions of certain participant loans. The accompanying financial statements do not include the reduction for deemed distributions as the participants to which the deemed distributions relate continue to retain their assets within the Plan.

The following reconciles net assets available for benefits and benefits paid to participants from the Form 5500 to the Plan financial statements:

	December 31,
	2004	2003
Net assets available for benefits per Form 5500	$93,769,147	81,321,182
Cumulative deemed distributions	42,571	18,759

Net assets available for benefits per statements of net assets available for benefits	$93,811,718	81,339,941

	Years Ended December 31,
	2004	2003
Distributions to participants per Form 5500	$4,638,264	4,423,593
Change in the amount of deemed distributions	(23,812)	(18,759)

Distributions to participants per statements of changes in net assets available for benefits	$4,614,452	4,404,834

Schedule

OWENS & MINOR, INC.

401(k) SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value (face amount, number of shares, or units)	Fair Value
*Common stock –Owens & Minor, Inc.	235,930 shares of common stock	$6,646,148

Mutual funds:
*Fidelity	565,679 units of Contrafund	32,096,630

PIMCO	482,443 units of Total Return II Fund	4,891,968
Ranier	162,551 units of Ranier Small-Mid Cap	4,720,469
*Fidelity	131,068 units of Diversified International	3,753,774
*Fidelity	212,913 units of Freedom 2020	2,972,270
*Fidelity	222,009 units of Freedom 2025	2,504,266
Spartan	53,898 units of US Equity Index	2,310,052
*Fidelity	186,381 units of Freedom 2015	2,059,505
*Fidelity	133,034 units of Freedom 2030	1,873,118
*Fidelity	104,501 units of Freedom 2010	1,423,309
*Fidelity	77,249 units of Freedom 2035	883,729
*Fidelity	75,888 units of Freedom 2005	819,588
*Fidelity	78,957 units of Freedom 2040	652,974
American Beacon	24,317 units of Small Cap Value PA	484,155
T. Rowe Price	12,176 units of T. Rowe Price Equity Income	323,761
*Fidelity	22,118 units of Freedom Income	249,267
*Fidelity	1,783 units of Freedom 2000	21,535
Common collective trust fund:
*Fidelity	19,936,951 units of Managed Income Portfolio	19,936,951
*Cash equivalents - Fidelity	154,360 units of Money Market I Fund	156,363
*Participant loans	Notes receivable, interest rates ranging from 5.00% – 10.75% with up to five years maturity	3,233,599

		$92,013,431

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

Form 11-K

Exhibit Index

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Owens & Minor 401(k) Savings and Retirement Plan

Date June 28, 2005	/s/ ERIKA T. DAVIS
Erika T. Davis
Senior Vice President, Human Resources
Plan Administrator